

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

CohBar, Inc.
1455 Adams Drive, Suite 1308
Menlo Park, CA 94025

Re: CohBar, Inc.
Amendment No. 1 to Form S-4
Exhibit Nos. 10.27, 10.28 and 10.29
Filed August 10, 2023
File No. 333-273101

Dear Joseph Sarret:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance